P.E. 1/29/02
1-14968



SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K



REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15a-16 OF THE SECURITIES EXCHANGE ACT OF 1934

PROCESSED
FEB 06 2002
THOMSON FINANCIAL

Report on Form 6-K dated January 29, 2002

Partner Communications Company Ltd.
(Translation of Registrant's Name Into English)

8 Amal Street
Afeq Industrial Park
Rosh Ha'ayin 48103
Israel

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F X Form 40-F

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes __ No X

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_______)

This Form 6-K is incorporated by reference into the Company's Registration Statement on Form F-3 filed with the Securities and Exchange Commission on December 26, 2001 (Registration No. 333-14222).

Enclosures:

1. Press Release dated January 29, 2002 re Partner announces fourth quarter 2001 results and annual results for the year ended December 31, 2001.

2. Press Release dated January 29, 2002 re correction of a misprint in Item 1 above.

C:\WIN95\TEMP\~0026429.doc

PARTNER'S ANNUAL REVENUES REACH NIS 3249.3 MILLION, UP 54% FROM LAST YEAR

IN JANUARY PARTNER'S SUBSCRIBER BASE REACHED 1.5 MILLION

Rosh Ha'ayin, Israel January 29th, 2002 - Partner Communications Company Ltd. (NASDAQ: PTNR, LSE: PCCD, TASE: PTNR), today announced its results for the year ended December 31, 2001.

Highlights

- Total revenues for 2001 reached NIS 3249.3 million (US$ 735.8 million), up 54% from 2000. Revenues for the fourth quarter of 2001 reached NIS 881.0 million (US$ 199.5 million), up 40% from the fourth quarter of 2000.
- Total EBITDA for the year was NIS 656.4 million (US$ 148.6 million), compared to negative EBITDA in 2000 of NIS 58.7 million. EBITDA for the quarter reached NIS 204.1 million (US$ 46.2 million) compared to EBITDA of NIS 7.7 million for the fourth quarter of 2000.
- Net loss for 2001 of NIS 303.4 million (US$68.7 million), compared to net loss of NIS 768.8 million in 2000.
- Operating profit for the entire year was NIS 102.9 million (US$ 23.3 million), compared to an operating loss of NIS 540.2 million in 2000. Operating profit for the quarter reached NIS 54.4 million (US$ 12.3 million) compared to an operating loss of NIS 128.8 million for the fourth quarter of 2000.
- Subscriber base at year's end was 1,458,000, compared to 834,000 at the end of 2000. An annual net addition of 624,000 subscribers, which constitutes an all time Israeli record.
- Market share increased to an estimated 25%, up from 19% at the end of 2000.
- Average monthly minutes of use per subscriber and ARPU for 2001 continued to be among the highest in the industry, with 318 minutes of use and ARPU of NIS 214 (US$ 48.5), compared to 392 minutes per month and ARPU of 313 for the year 2000. Average monthly minutes of use per subscriber and ARPU for the quarter were 301 and NIS 195 (US$ 44.2) respectively, compared to 361 minutes per month and ARPU of NIS 265 for the fourth quarter of 2000.

- In 2001 the average cost of acquiring a new subscriber (SAC) was NIS 458 (US$ 103.7) compared to NIS 819 for 2000. In the fourth quarter our SAC was NIS 426 (US$ 96.5) compared to NIS 603 in the fourth quarter of 2000.

Revenues for 2001, driven by annual subscriber growth of 75%, increased to NIS 3249.3 million (US$ 735.8 million), or 54%, from NIS 2103.9 million in 2000. Total revenues for the fourth quarter of 2001 were NIS 881.0 million (US$ 199.5 million), compared to NIS 630.9 million for the fourth quarter of 2000, an increase of 40%.

In 2001 the Company registered its first annual operating profit of NIS 102.9 million (US$ 23.3 million) compared to an operating loss of NIS 540.2 million in 2000. Operating profit for the fourth quarter of 2001 increased to NIS 54.4 million (US$ 12.3 million), from an operating loss of NIS 128.8 million in the fourth quarter of 2000.

In 2001 the Company registered for the first time annual positive EBITDA of NIS 656.4 million (US$ 148.6 million), compared to negative EBITDA of NIS 58.7 million in 2000. EBITDA for the fourth quarter was NIS 204.1 million (US$ 46.2 million), an improvement of NIS 196.4 million over EBITDA of NIS 7.7 million posted for the fourth quarter of 2000.

In 2001 the Company registered a net loss of NIS 303.4 million (US$ 68.7 million) or NIS 1.7 (US$ 0.38) per ADS or per share traded on the Tel Aviv Stock Exchange, compared to NIS 768.8 million, or NIS 4.3 per ADS for 2000. Net loss for the fourth quarter was NIS 34.2 million (US$ 7.7 million), compared to a net loss of NIS 203.8 million for the fourth quarter of 2000.

The Company's subscriber base reached 1,458,000 subscribers, compared to 834,000 at the end of 2000. During the quarter Partner added 158,000 new subscribers, of which 94,000 were post-paid customers and 64,000 were prepaid customers. The quarterly churn rate was 1.4%, compared to 1.1% for the fourth quarter of 2000. The Company expects this churn rate to go up in the coming quarters as competition intensifies.

The Company's market share continued to grow, reaching approximately 25% of the number of subscribers of all cellular operators in Israel, up from 19% at the end of 2000.

In 2001, average monthly usage per subscriber was 318 minutes, compared to 392 minutes per month in 2000. Average monthly usage per subscriber for the quarter was 301 minutes, versus 361 minutes per month for the comparable quarter last year, and 316 minutes per month for the third quarter of 2001. In 2001 average monthly revenue per user (ARPU), including in-roaming revenues, was NIS 214, compared to NIS 313 in 2000. ARPU, including in-roaming revenues, for the fourth quarter of 2001 was NIS 195 (US$ 44.2), versus NIS 213 for the third quarter of 2001, and NIS 265 per month for the fourth quarter of 2000. The usage and ARPU levels for the fourth quarter of 2001 continued to be above the market and the industry averages. Mr. Alan Gelman, Partner's Chief Financial Officer, added that "the quarterly dilutions in the usage and ARPU levels continue to be primarily from the growing percentage of prepaid customers in the Company's subscriber base, and from a seasonal decrease in roaming revenues, compared to those in the summer months. We expect our ARPU to stabilize in the coming quarters".

The average cost of acquiring new subscribers remained low. In 2001 the average cost of acquiring a new subscriber (SAC) was NIS 458 (US$ 103.7) compared to NIS 819 for

2000. The average SAC this quarter was NIS 426 (US$ 96.5), a significant decrease from NIS 603 in the fourth quarter of 2000 and higher than the third quarter of 2001 in which SAC was NIS 395. In the fourth quarter, the Company increased its spending on SAC and retention, compared to the third quarter of 2001, in anticipation of increased competition from an incumbent operator, which is expected to launch a GSM network later this year.

"We are very pleased with the financial results for 2001", said Mr. Gelman. "We materially grew our revenues, reduced expenses and improved our profitability". He noted, and added: "Our cash flow improved dramatically in 2001. Our cash usage decreased from NIS 1,163 million in 2000 to only NIS 207 million (US$ 46.9) in 2001. Our cash flow in Q4 was positive. We generated free cash flow of over NIS 90.0 million (US$ 20.4). However, we expect to post negative cash flow in Q1 of 2002, primarily due to the initial license payments for additional spectrum."

Summing up Partner's third year of operations, Partner's Chief Executive Officer, Mr. Amikam Cohen, said: "It gives me great pleasure to announce that this month we welcomed our 1.5 millionth subscriber on the orange™ network. 2001 was a record year in which we added 624,000 subscriber, more than any mobile company added in any year since mobile telecommunications services were introduced in Israel."

"Partner has shown its strength in 2001 by maintaining high levels of usage and revenue growth, high levels of ARPU, a decrease in subscriber acquisition costs, and a continued increase in profitability. Our customer base grew by 75% in 2001, and our top line revenues grew at a compound quarterly growth rate of 9%. In our three years of commercial operation we have built a company with attractive rate plans, superior network quality, a wide range of handsets, strong brand recognition and a variety of value added services. We look forward towards the future of the Israeli cellular market, and we intend to continue to create value for our shareholders, customers and employees. In 2001 we were awarded additional spectrum, both 1800 2G and 3G spectrum. In the award process our general license was extended up until 2017. In the future, we expect to offer advanced services, using state of the art technologies, providing exciting applications answering the real need of our subscribers in a mobile, ever changing, borderless world."

Partner Communications will hold a conference call for investment professionals on January 29th, 2002, at 17:00 Israel local time. This conference call will be broadcasted live over the Internet and can be accessed by all interested parties through our investors' web site at http://investors.partner.co.il. To listen to the broadcast, please go to the web site at least 15 minutes prior to the start of the call to register, download, and install any necessary audio software. For those unable to listen to the live broadcast, an archive of the call will be available shortly after the call ends via the Internet (at the same location as the live broadcast) until midnight on February 5th, 2002.

About Partner Communications

Partner Communications Company Ltd. was the first Global System for Mobile Communications, or GSM, mobile telephone network operator in Israel. The Company commenced full commercial operations in January 1999 under the international Orange Brand name and, through its network, provides quality of service and a range of features to 1.5 million subscribers in Israel. Partner subscribers can use roaming services in 99 countries using 222 GSM networks. The Company's ADSs are quoted on NASDAQ under the symbol PTNR and on the London Stock Exchange (LSE) under the symbol PCCD. Its shares are quoted on the Tel Aviv Stock Exchange (TASE) under the symbol PTNR. (For further information: http://investors.partner.co.il)

Notes: Some of the information in this release contains forward-looking statements that involve risks and uncertainties within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. We have based these forward-looking statements on our current expectations and projections about future events. These forward-looking statements are subject to risks, uncertainties and assumptions about us.
Words such as "believe," "anticipate," "expect," "intend," "seek," "will," "plan," "could," "may," "project," "goal," "target," and similar expressions often identify forward-looking statements but are not the only way we identify these statements.
Because such statements involve risks and uncertainties, actual results may differ materially from the results currently expected. Factors that could cause such differences include, but are not limited to:

- *Uncertainties about the degree of growth in the number of consumers using wireless personal communications services and in the number of residents;*
- *the risks associated with the implementation of a third-generation network and business strategy, including risks relating to the operations of new systems and technologies, substantial expenditures required and potential unanticipated costs, uncertainties regarding the adequacy of suppliers on whom we must rely to provide both network and consumer equipment and consumer acceptance of the products and services to be offered;*
- *The impact of existing and new competitors in the market in which we compete, including competitors that may offer less expensive products and services, desirable or innovative products, technological substitutes, or have extensive resources or better financing;*
- *The introduction or popularity of new products and services, including pre-paid phone products, which could increase churn;*
- *The effects of vigorous competition in the market in which we operate and for more valuable customers, which may decrease prices charged, increase churn and change the customer mix, profitability and average revenue per user;*
- *The availability and cost of capital and the consequences of increased leverage;*
- *the risks and costs associated with the need to acquire additional spectrum for current and future services;*
- *The risks associated with technological requirements, technology substitution and changes and other technological developments;*
- *Fluctuations in exchange rates;*
- *The results of litigation filed or to be filed against us; and*
- *The possibility of the market in which we compete being impacted by changes in political, economic or other factors, such as monetary policy, legal and regulatory changes or other external factors over which we have no control;*
- *As well as the risk factors specified under the heading "Risk Factors" in our report on Form 6-K filed with the SEC on December 26, 2001.*

The attached summary financial statements are prepared in accordance with U.S. GAAP.

The convenience translations of the Nominal New Israeli Shekel (NIS) figures into US Dollars were made at the rate of exchange prevailing at December 31st, 2001: US $1.00 equals 4.416. The translations were made purely for the convenience of the reader.

Earnings before interest, taxes, depreciation, amortization, exceptional items and capitalization of intangible assets ('EBITDA') is presented because it is a measure commonly used in the telecommunications industry and is presented solely in order to improve the understanding of the Company's operating results and to provide further perspective on these results. EBITDA, however, should not be considered as an alternative to operating income or income for the year as an indicator of the operating performance of the Company. Similarly, EBITDA should not be considered as an alternative to cash flows from operating activities as a measure of liquidity. EBITDA is not a measure of financial performance under generally accepted accounting principles and may not be comparable to other similarly titled measures for other companies. EBITDA may not be indicative of the historic operating results of the Company; nor is it meant to be predictive of potential future results.

Contacts:

Contact:

Mr. Alan Gelman	Dr. Dan Eldar
Chief Financial Officer	V.P. Carrier, Investor and International Relations
Tel: +972-3-9054951	Tel: +972-3-9054151
Fax: +972-3-9055961	Fax: +972-3-9054161
E-mail:alan.gelman@orange.co.il	E-mail:dan.eldar@orange.co.il

PARTNER COMMUNICATIONS COMPANY LTD.

(An Israeli Corporation)

CONSOLIDATED BALANCE SHEETS

	December 31		
	2000	2001	2001
	New Israeli shekels		Convenience translation into dollars
	In thousands		
Assets			
CURRENT ASSETS:			
Cash and cash equivalents	869	5,272	1,194
Accounts receivable			
Trade	395,765	486,659	110,203
Other	28,695	34,943	7,913
Inventories	163,216	124,512	28,196
Total current assets	588,545	651,386	147,506
INVESTMENTS AND LONG-TERM RECEIVABLES:			
Non-marketable securities		8,244	1,867
Security deposit	94,279	100,869	22,842
Accounts receivables - trade	10,421	3,696	837
Funds in respect of employee rights upon retirement	14,824	28,160	6,377
	119,524	140,969	31,923
FIXED ASSETS, net of accumulated depreciation and amortization	1,507,045	1,749,052	396,072
LICENSE AND DEFERRED CHARGES, net of accumulated amortization	1,289,933	1,112,959	252,028
	3,505,047	3,654,366	827,529

	December 31		
	2000	2001	2001
	New Israeli shekels		Convenience translation into dollars
	In thousands		
Liabilities and shareholders' equity (net of capital deficiency)			
CURRENT LIABILITIES:			
Current maturities of long-term loans		483,897	109,578
Accounts payable and accruals:			
Trade	463,576	524,642	118,805
Shareholder - current account	2,230		
Other	117,437	206,403	46,740
Total current liabilities	583,243	1,214,942	275,123
LONG-TERM LIABILITIES:			
Bank loans	2,102,191	1,818,066	411,699
Notes payable	707,175	772,800	175,000
Liability for employee rights upon retirement	23,598	42,334	9,587
Total long-term liabilities	2,832,964	2,633,200	596,286
COMMITMENTS AND CONTINGENT LIABILITIES			
Total liabilities	3,416,207	3,848,142	871,409
SHAREHOLDERS' EQUITY (CAPITAL DEFICIENCY)			
Share capital - ordinary shares of NIS 0.01 par value: authorized - December 31, 2000 and 2001 - 200,000,000 shares; issued and outstanding - December 31, 2000 -178,888,888 shares and December 31, 2001 -178,924,585 shares	1,789	1,789	405
Capital surplus	2,317,993	2,298,080	520,399
Deferred compensation	(65,021)	(24,362)	(5,517)
Accumulated deficit	(2,165,921)	(2,469,283)	(559,167)
Total shareholders' equity (capital deficiency)	88,840	(193,776)	(43,880)
	3,505,047	3,654,366	827,529

PARTNER COMMUNICATIONS COMPANY LTD.

(An Israeli Corporation)

CONSOLIDATED STATEMENTS OF OPERATIONS

	Year ended December 31			
	1999	2000	2001	2001
	New Israeli shekels			Convenience translations into dollars
	In thousands (except per share data)			
REVENUES, net	899,217	2,103,859	3,249,349	735,813
COST OF REVENUES	1,483,061	2,161,507	2,719,163	615,752
GROSS PROFIT (LOSS)	(583,844)	(57,648)	530,186	120,061
SELLING AND MARKETING EXPENSES	265,124	327,881	292,960	66,341
GENERAL AND ADMINISTRATIVE EXPENSES	158,588	154,637	134,282	30,408
OPERATING PROFIT (LOSS)	(1,007,556)	(540,166)	102,944	23,312
FINANCIAL EXPENSES , net	290,397	228,609	400,927	90,790
LOSS ON IMPAIRMENT OF INVESTMENT IN NON-MARKETABLE SECURITIES			8,862	2,007
NET LOSS BEFORE CUMULATIVE EFFECT OF A CHANGE IN ACCOUNTING PRINCIPLES	(1,297,953)	(768,775)	(306,845)	(69,485)
CUMULATIVE EFFECT, AT BEGINNING OF YEAR, OF A CHANGE IN ACCOUNTING PRINCIPLES			3,483	789
NET LOSS	(1,297,953)	(768,775)	(303,362)	(68,696)
NET LOSS PER SHARE - basic and diluted:				
BEFORE CUMULATIVE EFFECT	(8.86)	(4.30)	(1.72)	(0.38)
CUMULATIVE EFFECT			0.02	*
NET LOSS	(8.86)	(4.30)	(1.70)	(0.38)
WEIGHTED AVERAGE NUMBER OF SHARES OUTSTANDING	146,481,482	178,888,888	178,909,274	178,909,274

* Representing an amount less than $ 0.01.

PARTNER COMMUNICATIONS COMPANY LTD.

(An Israeli Corporation)

CONSOLIDATED STATEMENTS OF CASH FLOWS

	Year ended December 31			
	1999	2000	2001	2001
				Convenience translation into U.S. dollars
	New Israeli shekels			
	In thousands			
CASH FLOWS FROM OPERATING ACTIVITIES:				
Net loss	(1,297,953)	(768,775)	(303,362)	(68,696)
Adjustments to reconcile net loss to net cash Provided by (used in) operating activities:				
Depreciation and amortization	330,665	431,510	538,267	121,890
Loss on impairment of investments in non-marketable securities			8,862	2,007
Amortization of deferred compensation related to employee stock option grants, net	102,081	56,618	20,699	4,687
Liability for employee rights upon retirement	9,583	11,581	18,736	4,242
Accrued interest and exchange and linkage differences on (erosion of) long-term liabilities	141,663	(13,214)	54,522	12,346
Accrued interest and exchange differences on security deposit		(2,574)	(6,590)	(1,492)
Amount carried to deferred charges		(7,489)	(22)	(5)
Sundry	2,560	(181)	1,647	373
Changes in operating asset and liability items:				
Decrease (increase) in accounts receivable:				
Trade	(204,732)	(197,308)	(84,169)	(19,060)
Other	(17,180)	23,970	(6,248)	(1,415)
Increase (decrease) in accounts payable and accruals:				
Trade	133,238	93,499	57,271	12,969
Shareholder's current account	(16)	20	(2,230)	(505)
Other	8,063	84,685	88,306	19,997
Decrease (increase) in inventories	(43,921)	(65,614)	36,859	8,347
Net cash provided by (used in) operating activities	(835,949)	(353,272)	422,548	95,685
CASH FLOWS FROM INVESTING ACTIVITIES:				
Purchase of fixed assets	(684,863)	(712,377)	(601,050)	(136,107)
Investment in non-marketable securities			(16,446)	(3,724)
Investment in security deposit		(91,705)		
Proceeds from sale of fixed assets	592	1,063	1,771	401
Funds in respect of employee rights upon retirement	(6,125)	(6,712)	(13,336)	(3,020)
Net cash used in investing activities	(690,396)	(809,731)	(629,061)	(142,450)

PARTNER COMMUNICATIONS COMPANY LTD.

(An Israeli Corporation)

CONSOLIDATED STATEMENTS OF CASH FLOWS

	Year ended December 31			
	1999	2000	2001	2001
	New Israeli shekels			Convenience translation into dollars
	In thousands			
CASH FLOWS FROM FINANCING ACTIVITIES:				
Proceeds from exercise of stock options granted to employees		5	47	11
Proceeds from issuance of notes payable, net		684,463		
Long-term bank loans received	902,130	1,119,032	1,111,869	251,782
Repayment of long-term bank loans		(1,054,725)	(901,000)	(204,031)
Long-term liabilities from shareholders	492,000			
Issuance of share capital, net of issuance costs	2,092,337			
Repayment of debt in respect of issuance of shares	100			
Issuance of share capital	1300			
Repayment of shareholders' loans and capital notes	(1,494,411)			
Repayment of suppliers' credit	(68,526)			
Net cash provided by financing activities	1,924,930	748,775	210,916	47,762
INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	398,585	(414,228)	4,403	997
CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR	16,512	415,097	869	197
CASH AND CASH EQUIVALENTS AT END OF YEAR	415,097	869	5,272	1,194
SUPPLEMENTARY DISCLOSURE OF CASH FLOW INFORMATION - cash paid during the year:				
Interest	313,089	164,198	188,743	42,741
Advances to income tax authorities	2,609	1,440	5,617	1,272

Supplementary information on investing activities not involving cash flows

At December 31, 2000 and 2001, trade payables include NIS 144,482,000 and NIS 148,276,000 ($ 33,577,000), respectively, in respect of acquisition of fixed assets. These balances will be given recognition in these cash flow statements upon payment.

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
RECONCILIATION OF EBITDA

	New Israeli shekels*		New Israeli shekels*		Convenience translation into U.S. dollars**	Convenience translation into U.S. dollars**
	12 month period ended December 31		3 month period ended December 31		12 month period ended December 31	3 month period ended December 31
	2001	2000	2001	2000	2001	2001
Net loss	(303,362)	(768,775)	(34,201)	(203,779)	(68,696)	(7,745)
Adjustments required to reconcile EBITDA:						
Financial expenses* **	393,739	221,906	86,747	73,221	89,162	19,644
Depreciation and amortization	538,267	431,510	145,587	117,811	121,890	32,968
Amortization of stock option granted to empllc	20,699	56,618	4,309	20,430	4,687	976
Capital loss	1,647		1,647		373	373
Other expenses	8,862				2,007	
Implementation of FAS 133******	(3,483)				(789)	
EBITDA	656,369	(58,741)	204,089	7,683	148,634	46,216

* The financial statements have been prepared on the basis of historical cost.

** The convenience translation of the New Israeli Shekel (NIS) figures into US dollars was made at the exchange prevailing at December 31, 2001: US $1.00 equals 4.416 NIS.

*** Financial expenses exclude any charge for the amortization of pre-launch financial costs, which are included in depreciation and amortization stated above.

**** Cumulative effect, at beginning of year, of a change in accounting principles.

PARTNER COMMUNICATIONS COMPANY LTD.

(An Israeli Corporation)

Summary operating data

	DECEMBER 31, 2000		DECEMBER 31, 2001
Subscribers (in thousands)	834		1,458
Estimated share of total Israeli mobile telephone subscribers.............	19%		25%
Churn rate in fourth quarter..	1.1%		1.4%
Average monthly usage in fourth quarter per subscriber (minutes)..	361		316
Average monthly revenue in fourth quarter per subscriber, including in-roaming revenue (nominal NIS).......................................	265		213
Estimated coverage of Israeli population..	97%		97%
Number of operational base stations (in parenthesis number of micro sites out of total number of base stations)................................	1355 (347)		1882 (703)
Subscriber acquisition cost in fourth quarter per subscriber (nominal NIS)...	603		426
Number of employees (full-time equivalent).....................................	2131		2523

CORRECTION OF A MISPRINT IN PARTNER'S YEAR 2001 OPERATIONAL AND FINANCIAL RESULTS

Rosh Ha'ayin, Israel January 29th, 2002 - Partner Communications Company Ltd. (NASDAQ: PTNR, LSE: PCCD, TASE: PTNR), corrects typographical errors in a table attached to its operational and financial results published earlier today. The corrected summary operating data table is set forth below.

On the table on page 12 of the press release made earlier today, the number of average monthly usage in the fourth quarter of 2001 per subscriber (in minutes) should read **301**, and the average monthly revenue in fourth quarter of 2001 per subscriber, including in-roaming revenue should read **NIS 195**.

Please note that all figures in the body of the press release itself reflect the correct figures.

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
Summary operating data

	DECEMBER 31, 2000		**DECEMBER 31, 2001**
Subscribers (in thousands)	834		1,458
Estimated share of total Israeli mobile telephone subscribers..	19%		25%
Churn rate in fourth quarter...	1.1%		1.4%
Average monthly usage in fourth quarter per subscriber (minutes)..	361		301
Average monthly revenue in fourth quarter per subscriber, including in-roaming revenue (nominal NIS)..	265		195
Estimated coverage of Israeli population	97%		97%
Number of operational base stations (in parenthesis number of micro sites out of total number of base stations)................	1355 (347)		1882 (703)
Subscriber acquisition cost in fourth quarter per subscriber (nominal NIS)...	603		426
Number of employees (full-time equivalent)	2131		2523

The Company regrets the error.

About Partner Communications

Partner Communications Company Ltd. was the first Global System for Mobile Communications, or GSM, mobile telephone network operator in Israel. The Company commenced full commercial operations in January 1999 under the international Orange Brand name and, through its network, provides quality of service and a range of features to 1.5 million subscribers in Israel. Partner subscribers can use roaming services in 99 countries using 222 GSM networks. The Company's ADSs are quoted on NASDAQ under the symbol PTNR and on the London Stock Exchange (LSE) under the symbol PCCD. Its shares are quoted on the Tel Aviv Stock Exchange (TASE) under the symbol PTNR. (For further information: http://investors.partner.co.il)

Contacts:

Mr. Alan Gelman	Dr. Dan Eldar
Chief Financial Officer	V.P. Carrier, Investor and International Relations
Tel: +972-3-9054951	Tel: +972-3-9054151
Fax: +972-3-9055961	Fax: +972-3-9054161
E-mail:alan.gelman@orange.co.il	E-mail:dan.eldar@orange.co.il

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Current Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Partner Communications Company Ltd.

By /s/ Alan Gelman

Name: Alan Gelman

Title: Chief Financial Officer

Dated: January 29, 2002